UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2015

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from
 to

Commission File Number 0-13928

U.S. GLOBAL INVESTORS, INC. EMPLOYEE
STOCK PURCHASE PLAN
(Full title of the Plan)

U.S. GLOBAL INVESTORS, INC.
7900 Callaghan Road
San Antonio, Texas 78229
Telephone Number: 210-308-1234
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

U.S. GLOBAL INVESTORS, INC. EMPLOYEE STOCK PURCHASE PLAN

Report of Independent Registered Public Accounting Firm

To the Compensation Committee of the Board of Directors of
U.S. Global Investors, Inc. and the Participants of the
U.S. Global Investors, Inc. Employee Stock Purchase Plan
San Antonio, Texas

We have audited the accompanying statements of financial position of the U.S. Global Investors, Inc. Employee Stock Purchase Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of income and changes in plan equity for the years ended December 31, 2015, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the U.S. Global Investors, Inc. Employee Stock Purchase Plan as of December 31, 2015 and 2014, and the income and changes in plan equity for the years ended December 31, 2015, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Dallas, Texas
March 23, 2016

U.S. GLOBAL INVESTORS, INC. EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Position
As of December 31, 2015 and 2014

	2015	2014
Assets - Cash	$8	$43

Liabilities - Payable to participants	8	43
Net Assets	$-	$-

The accompanying notes are an integral part of these financial statements.

U.S. GLOBAL INVESTORS, INC. EMPLOYEE STOCK PURCHASE PLAN

Statements of Income and Changes in Plan Equity
For the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Participant contributions	$57,667	$64,519	$89,359
Employer contributions	57,636	64,497	89,048
Disbursements to purchase Class A common stock of U.S. Global Investors, Inc.	(115,295)	(128,973)	(178,361)
Fractional share interest due to plan participants	(8)	(43)	(46)
Net additions	-	-	-
Plan equity at beginning of year	-	-	-
Plan equity at end of year	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

U.S. GLOBAL INVESTORS, INC. EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

General

The following is a brief description of the U.S. Global Investors, Inc. Employee Stock Purchase Plan (the “Plan”). The Plan is designed to encourage and assist employees of U.S. Global Investors, Inc. (the “Company/Employer”) and its subsidiaries with an opportunity to purchase common stock of the Company. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was declared effective on July 1, 2003.

Common stock for the Plan is issued from the Company’s authorized but unissued shares of stock. The aggregate number of shares that may be issued under the Plan cannot exceed the number of shares reserved under the Plan.

Eligibility

An employee of the Company or subsidiary is eligible to participate in the Plan if the employee is an employee (not an independent contractor), works more than 20 hours per week, and for more than five months per year. Eligible employees may enroll in the Plan as of the election date. The election date is the first business day of each month.

Contributions

A Plan participant can contribute an after-tax payroll deduction from each payment of compensation during the purchase period of an integral percentage amount with a minimum deduction of 1% per payroll period. A participant may change the deduction to any permissible level effective as of any election date. The Company will match in cash an employee’s contributions dollar for dollar up to 3% of the employee’s salary.

Discontinuance of Participation

A participant may voluntarily cease his or her participation in the Plan and stop payroll deductions at any time by filing a participation form. If a participant ceases participation in the Plan, the participant may request payment of any funds held in his or her account under the Plan, and the participant may not again elect to participate in the Plan until the next election date. Notwithstanding anything in the Plan to the contrary, if a participant ceases to be an eligible employee, his or her participation automatically shall cease, no further purchase of stock shall be made for the participant, and any funds credited to the participant’s account under the Plan shall be distributed.

Stock Purchase Provisions

On the first day of the purchase period, eligible employees are granted the option to purchase the Company’s common stock. Effective the last day of the purchase period, the Company issues common stock to the participants. The purchase price per share of stock to be sold to participants for each purchase period beginning on the effective date shall be the market value per share on the purchase date.

On the purchase date, whole shares of stock are purchased for the participants at market value. Any remaining amounts which are not used to purchase stock are carried forward and held on behalf of the employees to purchase stock on the next purchase date. The amount held on behalf of employees as of December 31, 2015 and 2014 is $8 and $43, respectively.

U.S. GLOBAL INVESTORS, INC. EMPLOYEE STOCK PURCHASE PLAN

Shares purchased pursuant to the Plan and purchase price per share for common stock are as follows:

For the year ended	Purchase Period	Shares Purchased	Purchase Price
December 31, 2015	12/01/15 - 12/31/15	8,079	$1.17
	11/01/15 - 11/30/15	7,342	1.26
	10/01/15 - 10/31/15	6,577	1.42
	09/01/15 - 09/30/15	5,593	1.67
	08/01/15 - 08/31/15	4,511	2.07
	07/01/15 - 07/31/15	4,426	2.11
	06/01/15 - 06/30/15	3,506	2.78
	05/01/15 - 05/31/15	3,216	3.03
	04/01/15 - 04/30/15	3,148	3.15
	03/01/15 - 03/31/15	3,080	3.20
	02/01/15 - 02/28/15	3,050	3.28
	01/01/15 - 01/31/15	3,039	3.28
December 31, 2014	12/01/14 - 12/31/14	3,215	$3.10
	11/01/14 - 11/30/14	3,245	3.07
	10/01/14 - 10/31/14	3,132	3.08
	09/01/14 - 09/30/14	2,904	3.55
	08/01/14 - 08/31/14	2,813	3.80
	07/01/14 - 07/31/14	3,035	3.52
	06/01/14 - 06/30/14	3,072	3.52
	05/01/14 - 05/31/14	3,256	3.37
	04/01/14 - 04/30/14	3,075	3.63
	03/01/14 - 03/31/14	3,590	3.21
	02/01/14 - 02/28/14	3,208	3.58
	01/01/14 - 01/31/14	3,757	3.13
December 31, 2013	12/01/13 - 12/31/13	5,616	$2.54
	11/01/13 - 11/30/13	5,839	2.51
	10/01/13 - 10/31/13	5,429	2.68
	09/01/13 - 09/30/13	5,170	2.86
	08/01/13 - 08/31/13	4,719	3.11
	07/01/13 - 07/31/13	5,460	2.72
	06/01/13 - 06/30/13	6,867	2.11
	05/01/13 - 05/31/13	5,419	2.68
	04/01/13 - 04/30/13	5,453	2.73
	03/01/13 - 03/31/13	4,078	3.67
	02/01/13 - 02/28/13	4,145	3.80
	01/01/13 - 01/31/13	4,103	3.89

U.S. GLOBAL INVESTORS, INC. EMPLOYEE STOCK PURCHASE PLAN

Plan Administration

The Plan is administered by the Compensation Committee of the Company’s Board of Directors.

Plan Expenses

The Company shall pay the administrative expenses associated with the Plan.

Plan Termination

Although the Board of Directors of the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time without prior notice. If such right is exercised, all funds contributed to the Plan will be refunded without interest to the participants.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

3.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

4.	Federal Income Tax Status

The Plan is not intended to constitute an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended, nor is intended and shall not be construed as constituting an “employee benefit plan,” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

5.	Subsequent Event

In January 2016, the Company filed a post-effective amendment to deregister any and all securities previously registered under the Plan that remained unsold.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

U.S. GLOBAL INVESTORS, INC.
EMPLOYEE STOCK PURCHASE PLAN

/s/ Lisa C. Callicotte
LISA C. CALLICOTTE
Chief Financial Officer
March 23, 2016